Exhibit 4.2
Form of Employment Contract entered into with Company Officers

[Day Month Year]

[Name]
[Address]
[Address]
[Address]

Dear [Name],

On behalf of Pharmaxis Ltd (“Company”), I have pleasure in offering you a further contract of employment in accordance with the particulars contained in this letter. If you accept this offer, the terms and conditions set out in this letter will supersede and replace all prior employment agreements and understandings. Any accrued employee entitlements you may have prior to the acceptance of this letter will not be affected by your acceptance of this letter.

1 Nature of Position

The position is as [Position Title] and is with the Company. Your employment will be based at the Company’s offices in Sydney. You may have to travel to other places from time to time to carry out your duties. You will report to the Chief Executive Officer and your duties and responsibilities will be as required from time to time by the Chief Executive Officer.

You must observe all rules, directions and policies of the Company and all applicable legal and regulatory requirements, perform your duties faithfully in a diligent and professional manner and to the best of your ability, use your best efforts in furtherance of the business of the Company and not do anything without the consent of the Company which conflicts with your duties or with the business interests of the Company.

2 Duration of Contract

This is a full time position effective from [Start Date] (“Start Date”) — the date your current contract expires. You will be required to work a minimum of 5 days per week. Hours of duty per day will be based broadly upon the Company’s normal working hours. You may also be required to work additional hours or additional days as reasonably required by the Company or as otherwise required in order to successfully fulfill the requirements and duties of your position with the Company, if you are able to do so. Your remuneration has been calculated on the basis that it includes payment for reasonable additional hours that you may be required to work from time and that no overtime payments will be payable.

Subject to the earlier termination of your employment, the term of your employment will be to [End Date] (“End Date”), after which date it is agreed and understood that your employment with the Company terminates automatically unless this contract is extended in writing or a further written contract of employment is entered into. The Company will endeavour to discuss its intentions no later than three months before the expiry of this contract. Notwithstanding any representation to the contrary, the Company is not under any obligation express or implied, to renew your contract or offer you any employment after the expiry of the contract term unless the contract is formally extended in writing before the End Date.

3 Remuneration

Your annual remuneration will comprise of the following:

–	A base salary of $[XXX,XXX] per annum with effect from your Start Date payable in 12 equal calendar monthly installments on the usual payment date for employees and deposited into a bank account nominated by you by electronic funds transfer or an alternative method selected by the Company.

–	Superannuation in line with statutory requirements will be paid in accordance with the Company’s policies to either the superannuation plan appointed by the Company or an appropriate superannuation fund nominated by you. Currently this amount comprises 9% of your base salary.

Pharmaxis Ltd ABN 75 082 811 630	Unit 2, 10 Rodborough Road Frenchs Forest NSW 2086 Australia	T 02 9454 7200 F 02 9451 3622 www.pharmaxis.com.au

–	In addition, you may at the discretion of the Remuneration Committee of the Company be awarded a performance related bonus which may be awarded subject to you meeting an agreed set of key performance indicators. The maximum achievable bonus will be determined by the Remuneration Committee at the start of the financial year, and the amount of bonus to be paid, will be determined by the Remuneration Committee of the Company at the end of the financial year. The Company will endeavour to pay any bonus by 1 September of the relevant year.

–	The costs of professional society memberships, where appropriate, will be met by Pharmaxis.

4 Employee Option Scheme

The Company operates an Employee Option Scheme in which you will continue to participate. The number of options you are granted is determined by the Remuneration Committee of the Company.

5 Leave

Conditions of employment for holidays and leave are as provided under applicable law and awards and are at present:

–	annual leave accruing based on the number of days worked at a rate of 20 days per annum of employment. Annual leave should normally be taken in the year in which it accrues. Any leave loading required to be paid by law forms part of your base salary The Company may from time to time notify employees of fixed close down periods which will be deducted from your annual leave entitlement;

–	public holidays as gazetted in the state in which your employment is based;

–	personal leave accruing based on the number of days worked at a rate of 13 days per annum of employment. Personal leave is cumulative. A medical certificate may be required. Unused personal leave is not paid out on termination of your employment;

–	long service leave in accordance with applicable law in the state in which you are based;

–	parental leave in accordance with applicable law and the Company’s policies; and

–	compassionate leave in accordance with the Company’s policies.

6 Confidentiality

6.1	During the course of your employment, you will become acquainted with or have access to confidential information regarding the activities of the Company and other third parties. You must keep confidential and not disclose to any person any information which you obtain in the course of your employment and which is not available to the public, other than in a manner expressly authorized by the Company. Such information would include commercial information about the business, financial plans, strategy, sales and marketing information, processes, production techniques, intellectual property, technical information, trade secrets, know-how and other processes. During and after your employment, you must not use any information which you obtain in the course of your employment and which is not available to the public other than in the performance of your duties and for the benefit of the Company or otherwise in a manner expressly authorised by the Company.

6.2 You must:

6.2.1	only use the information exclusively as required in the performance of your employment with the Company for the benefit or advantage of the Company and for no other purpose;

6.2.2	strictly adhere to the Company’s policies in relation to the treatment of confidential information;

6.2.3	comply with any security measures established by the Company and safeguard the information from unauthorised access or use;

6.2.4	not make any unauthorised copies of the whole or any part of the information;

6.2.5	immediately notify the Company of any suspected or actual unauthorised use, copying or disclosure of the information, of which you become aware; and

6.2.6	during and after your employment, provide assistance reasonably requested by the Company in relation to any proceedings it may take against any person for unauthorised use, copying or disclosure of the information.

6.3	Your obligations of confidentiality under this clause do not extend to information that:

6.3.1	was rightfully known to or in your possession or control, prior to your first involvement with the Company and which was not then subject to an obligation of confidentiality on your part;

6.3.2	is public knowledge (otherwise than as a result of breach by you of an obligation of confidentiality or a breach of confidence by any other person); or

6.3.3	is required by law to be disclosed.

7 Intellectual Property

7.1	You must promptly, fully and effectively disclose to the Company or its nominee full details of:

7.1.1	each and every invention (whether patentable or not), process, know-how, formula design (whether registrable or not), trademark or service mark and all other intellectual or industrial property rights of all kinds; and

7.1.2	any copyright material, trade secret or other confidential information,

generated by you at any time during your employment (whether or not during business hours), relating to or connected with any of the matters which have been, are or may become subject of Company’s business affairs or business and whether or not capable of statutory protection (“Company Intellectual Property”).

7.2	In exchange for the benefits conferred on you by your employment:

7.2.1	you agree that by virtue of this provision, to the extent permitted by law, all Company Intellectual Property is the property of the Company or its nominee and vests in the
Company immediately upon creation;

7.2.2	as any Company Intellectual Property is developed, created or invented, you irrevocably and absolutely assign to the Company your entire right title and interest both present and future throughout the world to and in the Company Intellectual Property free from all mortgages, charges and other third party interests;

7.2.3	you consent to all acts or omissions by the Company in relation to your moral rights in all copyright works in such Company Intellectual Property; and

7.2.4	you consent to the infringement of your moral rights in all copyright works referred to in such Company Intellectual Property, its licensees, assignees and successors in title and any person authorised by the Company at the absolute discretion of the Company and without reference to you.

7.3	You must during and after your employment, at the request and expense of the Company and without additional compensation from the Company, sign all such documents (including assignment deeds) and do all such things as may be necessary to vest, confirm and perfect and record ownership by the Company or its nominee throughout the world of the right, title and interest to and in the Company Intellectual Property and to enable the Company or its nominee to acquire and preserve such rights and to have the full enjoyment of such intellectual property.

7.4	You must keep complete written records of everything you invent or develop. These records belong to the Company and must be at all times retained in your custody and control at the Company’s premises and must be handed to the Company on demand.

8 Termination and expiration of your Employment

8.1	Either party may terminate your employment by giving three months written notice to the other party. The Company may pay you for the notice period in lieu of notice, or require you to work some of the notice period and pay you in lieu for the balance of the period.

8.2	The Company may also terminate your employment without notice for “cause”, including without limitation if:

8.2.1	you commit any serious or persistent breach of this agreement;

8.2.2	you fail to comply with any reasonable directions of the Company; 8.2.3 you are guilty of any serious misconduct or wilful neglect in performing your duties;

8.2.4	you engage in fraudulent conduct or are found guilty of an indictable offence;

8.2.5	you are found to have used alcohol or drugs intemperately;

8.2.6	you are in breach of any Company policy; or

8.2.7	you recklessly or intentionally injure the Company’s business or affairs or bring the Company into disrepute.

8.3	You acknowledge that the periods of notice or lack of periods of notice set out above are reasonable.

8.4	On the expiry or termination of the contract, you will be paid an amount in lieu of any accrued but unused annual leave and long service leave entitlements.

8.5	When your employment ends, you must deliver to the Company all property belonging to, or leased by, the Company or an associated company in your control, including stationery, cheque books, books, documents, records, disks, access cards, keys, mobile telephone, computer hardware, credit cards and motor vehicle any computer login codes and all confidential information.

9 Restrictive Covenants

9.1	You must not during your employment and for a period of twelve months after termination of your employment], directly or indirectly, on your own account or on behalf of any person or entity, anywhere in which the Company or its associates carries on business participate, promote, carry on, assist or otherwise be concerned or interested financially or otherwise, in any capacity (including as principal, agent, partner, employee, shareholder, unitholder, director, trustee, beneficiary, financier, consultant or adviser) in any business or activity which is the same as, or substantially similar to the business of the Company or its associates, unless the Company otherwise agrees in writing;

9.2	You must not during your employment and for a period of 12 months after termination of your employment, directly or indirectly, on your own account or on behalf of any person or entity, anywhere in which the Company or its associates carries on business:

9.2.1	solicit, canvass, induce or encourage any employee or agent of the Company or its associates to leave the employment or agency of the Company or such associates;

9.2.2	solicit, canvass, approach any customer or prospective customer of the Company or its associates with a view to soliciting the business of that customer; or

9.2.3	interfere or seek to interfere with the relationship between the Company or its associates (on the one hand) and the customers, prospective customers, distributors, suppliers and employees of the Company or its associates (on the other hand).

9.3	You acknowledge the prohibitions and restrictions contained in this clause 9 are reasonable in the circumstances and necessary to protect the Company and its associate’s businesses.

9.4	For the purpose of this clause 9, an “associate” is any corporation, venture, partnership or other business entity or vehicle over which the Company has direct or indirect control or which has direct or indirect control over the Company. A “prospective customer” means any person, firm or company who has been engaged in discussion with the Company with a view to purchasing goods or services from the Company during the period of six months immediately prior to the termination date.

9.5	Each of the obligations contained in the above provisions of this clause constitutes an entirely separate and independent restriction notwithstanding that they may be contained in the same sub-clause, paragraph, sentence or phrase. This clause must be read down to the extent necessary to be valid.

9.6	The covenants set out in this clause are considered by both you and the Company to be reasonable and necessary for the protection of the Company’s legitimate interests in all the circumstances and in particular by reason of your access to highly confidential information relating to the Company’s business.

10 Outside Interests

10.1	Without limiting clause 9, during your employment with the Company, you must not directly or indirectly:

10.1.1	engage in any outside activity (including employment, profession, trade, business, membership of House of Parliament or other public office or appointment), whether paid or unpaid; or

10.1.2	have an interest in any business or company (other than companies listed on the Australian Stock Exchange),

which could, in the Company’s opinion, conflict with your duties, without written approval of the board of directors of the Company.

10.2	If the Company requests, you must disclose to the Company all your outside activities and interests in businesses and companies.

11 Policy with Respect to Smoking

Smoking is not permitted in any building occupied by the Company.

12	Special Conditions — insert any specific conditions negotiated under this heading, otherwise delete]

13 General Conditions

13.1	The failure of the Company at any time to insist on performance of any provision of the terms of employment set out in this document is not a waiver of its right at any later time to insist on performance of that or any other provision of this letter.

13.2	If you accept the terms set out in this letter, all prior employment agreements and understandings are superseded and replaced by these terms and conditions (effective as of the date you sign this document). This letter sets out the entire understanding and agreement between the parties with respect to the terms and conditions of the employment offered with the Company and supersede all other prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof.

13.3	The terms of employment set out in this document will continue to apply except to the extent that they are varied, replaced or cancelled by agreement in writing signed by both parties.

13.4	A provision of this contract must be read down to the extent necessary to be valid in a particular jurisdiction. If it cannot be read down it must be severed.

13.5	The interpretation of the agreement constituted by your acceptance of this offer is governed by the laws of the State of New South Wales.

Importantly, I thank you for your contribution to the growth of Pharmaxis and look forward to the future.

Acceptance of this offer of a contract of employment, on the terms and conditions set out in this letter of offer will be signified by your signing both copies of this letter and returning one copy to me by [Offer Lapse Date].
Yours sincerely,

Accepted

Alan D Robertson
Chief Executive Officer
Pharmaxis Ltd
[Name]

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